UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

January 16, 2004

John W. Wesley
Chief Counsel – Mergers & Acquisitions
Kimberly-Clark Corporation
P.O. Box 619100
Dallas, TX 75261-9100

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-16-2004

Re: Kimberly-Clark Corporation

Dear Mr. Wesley:

This is in regard to your letter dated January 16, 2004 concerning the shareholder proposal submitted by the Sheet Metal Workers' National Pension Fund for inclusion in Kimberly-Clark's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Kimberly-Clark therefore withdraws its December 19, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Special Counsel

cc: Kenneth Colombo
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314

Kimberly-Clark

John W. Wesley
Chief Counsel - Mergers & Acquisitions

December 19, 2003

BY MESSENGER

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On November 4, 2003, Kimberly-Clark Corporation (the "Company") received a proposed shareholder resolution and supporting statement (together, the "Proposal") for inclusion in the proxy materials (the "Proxy Materials") to be distributed in connection with the Company's 2004 Annual Meeting of Stockholders (the "Meeting"). The Proposal calls for the Company to "replace the current system of compensation for senior executives with [the] 'Commonsense Executive Compensation' program." A copy of the Proposal and the letter that accompanied it are attached hereto as Exhibit A.

The Proposal was submitted by the Sheet Metal Workers' National Pension Fund, a Company stockholder.

The Company presently intends to exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(9) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission confirm that it will not recommend any enforcement action against the Company if it does so.

In accordance with Rule 14a-8(j) under the Exchange Act, the undersigned, on behalf of the Company, hereby files six copies of this letter, including the exhibit hereto.

I. SUMMARY OF THE COMPANY'S POSITION

The Proposal may be omitted from the Proxy Materials pursuant to the provisions of Rule 14a-8(i)(9) because the Proposal directly conflicts with one of the Company's own proposals that it intends to submit to stockholders at the Meeting.

II. DISCUSSION

Rule 14a-8(i)(9) provides that a proposal may be omitted if it "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Staff has consistently allowed the exclusion of shareholder proposals in reliance on Rule 14a-8(i)(9) when (i) a shareholder proposal and a proposal sponsored by the company present alternative and conflicting decisions for shareholders and (ii) submitting both proposals to a vote could provide inconsistent and ambiguous results. See *AOL TimeWarner Inc.* (March 3, 2003); *Baxter International Inc.* (January 6, 2003); and *First Niagara Financial Group, Inc.* (March 7, 2002).

In each of those letters, the Staff allowed exclusion of a shareholder proposal when (i) the company intended to present to shareholders for approval a compensation plan that would permit the granting of stock options by the company to senior executives and (ii) the shareholder proposal sought to prohibit or restrict the granting of stock options, including to senior executives. That is precisely the situation here.

The Proposal contains five "features" related to the compensation of the Company's senior executives. The third of these five features, entitled "Long-Term Equity Compensation" includes the following sentence: "Long-term equity compensation to senior executives should be in the form of restricted shares, not stock options."

The Proposal's restriction on the granting of stock options is unqualified by any other portion of the Proposal except for the sentence immediately before the supporting statement, which is as follows: "The Commonsense compensation program should be implemented in a manner that does not violate any existing employment agreement or equity compensation plans." A substantially identical directive was included in the proposal discussed in the *Baxter International Inc.* letter referred to above. The proponent there argued that such a directive would cure any conflict between the company's proposal and the shareholder proposal being presented at the same meeting. However, the Staff disagreed and allowed the company to exclude the proposal in reliance on Rule 14a-8(i)(9).

At the Meeting, the Company intends to submit a proposal to its stockholders to approve an amendment to the Company's 2001 Equity Participation Plan (the "Plan"). If approved by stockholders, the Plan will vest in the Compensation Committee of the Company's Board of Directors the authority to award stock options to any of the Company's employees, including its senior executives. If the Proposal were implemented, its ban on stock options would conflict directly with this aspect of the Plan. Thus, an affirmative vote on both the Proposal and the Plan at the Meeting would lead to an inconsistent and ambiguous mandate from the Company's stockholders. Accordingly, the Proposal is properly excludable from the Proxy Materials pursuant to Rule 14a-8(i)(9).

III. CONCLUSION

On the basis of the foregoing, the Company intends to exclude the Proposal from the Proxy Materials. The Company requests that the Staff confirm, at its earliest convenience, that it will not recommend enforcement action if the Company does so.

Please acknowledge receipt of this letter by stamping one of the enclosed copies and returning it to the messenger, who has been instructed to wait. Should the Staff disagree with the Company's position, we would appreciate an opportunity to confer with the Staff prior to the issuance of its response. If you have any questions regarding this matter, please contact the undersigned at 972-281-1385.

Very truly yours,

John W. Wesley
Chief Counsel – Mergers & Acquisitions

Enclosures

cc: Ken Colombo
Sheet Metal Workers' National Pension Fund
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314

Craig Rosenberg
ProxyVote Plus
Two Northfield Plaza
Northfield, IL 60093

EXHIBIT A

SHEET METAL WORKERS' NATIONAL PENSION FUND

RECEIVED
NOV 05 2003
RON MC CRAY

[SENT via FACSIMILE to (972) 281-1578 and via UPS]

11/4/2003

Ronald D. McCray
VP, Associate General Counsel and Secretary
Kimberly-Clark
351 Phelps Drive
Iriving, TX 75038

Re: Common Sense Executive Compensation Shareholder Proposal

Dear Ronald D. McCray:

On behalf of the Sheet Metal Workers' National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Kimberly-Clark ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to ratification of independent auditors. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 15,400 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Sheet Metal Worker pension funds are long-term holders of the Company's common stock. The Proposal is submitted to promote executive compensation principles that focus senior executives on long-term corporate value growth.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 739-7856

If you have any questions or wish to discuss the Proposal, please contact me at (703) 739-7000. Copies of correspondence or a request for a "no-action" letter should likewise be directed to me at Sheet Metal Workers' National Pension Fund, 601 N. Fairfax Street, Suite 500, Alexandria, VA 22314. Copies should also be forwarded to Mr. Craig Rosenberg, ProxyVote Plus, Two Northfield Plaza, Northfield, IL 60093.

Sincerely,

Ken Colombo /kfw

Ken Colombo
Corporate Governance Advisor

Enclosure

cc: Craig Rosenberg

Commonsense Executive Compensation Proposal

Resolved, that the shareholders of Kimberly-Clark ("Company") request that the Company's Board of Directors and its Executive Compensation Committee replace the current system of compensation for senior executives with the following "Commonsense Executive Compensation" program including the following features:

(1) Salary - The chief executive officer's salary should be targeted at the mean of salaries paid at peer group companies, not to exceed $1,000,000 annually. No senior executive should be paid more than the CEO.

(2) Annual Bonus - The annual bonus paid to senior executives should be based on well-defined quantitative (financial) and qualitative (non-financial) performance measures. The maximum level of annual bonus should be a percentage of the executive's salary level, capped at 100% of salary.

(3) Long-Term Equity Compensation - Long-term equity compensation to senior executives should be in the form of restricted shares, not stock options. The restricted share program should utilize justifiable performance criteria and challenging performance benchmarks. It should contain a vesting requirement of at least three years. Executives should be required to hold all shares awarded under the program for the duration of their employment. The value of the restricted share grant should not exceed $1,000,000 on the date of grant.

(4) Severance - The maximum severance payment to a senior executive should be no more than one year's salary and bonus.

(5) Disclosure - Key components of the executive compensation plan should be outlined in the Compensation Committee's report to shareholders, with variances from the Commonsense program explained in detail.

The Commonsense compensation program should be implemented in a manner that does not violate any existing employment agreement or equity compensation plans.

Supporting Statement: We believe that compensation paid to senior executives at most companies, including ours, is excessive, unjustified, and contrary to the interests of the Company, its shareholders, and other important corporate constituents. CEO pay has been described as a "wasteland that has not been reformed." (Institutional Shareholder Services senior vice-president, *Wall Street Journal*, "Executive Pay Keeps Rising, Despite Outcry," October 3, 2003). As of 2002, the CEO-worker pay gap of 282-to-1 was nearly seven times as large as the 1982 ratio of 42-to-1 according to the United for a Fair Economy's Tenth Annual CEO Compensation Survey ("Executive Excess 2003 – CEO's Win, Workers and Taxpayers Lose.")

We believe that it is long past time for shareholders to be proactive and provide companies clear input on the parameters of what they consider to be reasonable and fair executive compensation. We believe that executive compensation should be designed to promote the creation of long-term corporate value. The Commonsense executive compensation principles seek to focus senior executives, not on quarterly performance numbers, but on long-term corporate value growth, which should benefit all the important constituents of the Company. We challenge our Company's leadership to embrace the ideas embodied in the Commonsense proposal, which still offers executives the opportunity to build personal long-term wealth but only when they generate long-term corporate value.

SHEET METAL WORKERS' NATIONAL PENSION FUND

1/16/2004

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

(Sent via facsimile to (202) 942-9525 and 6 copies via UPS)

Re: Withdrawal of Sheet Metal Workers' National Pension Fund's Shareholder Proposal from Kimberly-Clark's Proxy Statement

Dear Sir or Madam:

This is written to notify you that the Sheet Metal Workers' National Pension Fund hereby withdraws its proposal from inclusion in Kimberly-Clark's proxy statement. We have recently learned that our proposal conflicts with a management-sponsored proposal to be included in the 2004 proxy materials.

Thank you for your attention.

Sincerely,

Kenneth Colombo
Corporate Governance Advisor

Cc by fax to: Ronald D. McCray, VP, Associate General Counsel and Secretary, Kimberly-Clark
Mr. Craig Rosenberg

SHEET METAL WORKERS' NATIONAL PENSION FUND

FACSIMILE TRANSMITTAL SHEET

TO: Office of Chief Counsel, Division of Corporate Finance	FROM: Ken Colombo
COMPANY: Securities & Exchange Commission	DATE: 1/15/2004
FAX NUMBER: 202-942-9525	TOTAL NO. OF PAGES INCLUDING COVER: 2
PHONE NUMBER: 202-942-2900	CC: Ronald D. McCray, Kimberly-Clark (972) 281-1578

RE:
Withdrawal of Shareholder Resolution from Kimberly-Clark 's Proxy Statement

☒ *URGENT* ☐ PLEASE COMMENT ☐ PLEASE REPLY

NOTES/COMMENTS:

601 N. FAIRFAX STREET, SUITE 500,
ALEXANDRIA, VA 22314
(703)739-7021 OR
(703) 739-7856 FAX

Kimberly-Clark Corporation

Facsimile

	Name	Company	Fax Number
To:	Grace Lee	Securities & Exchange Commission	202-942-9525
Subject:			

From:	John Wesley	Page:	1 of 5
Dept:	Legal	Date:	1/16/04
Loc:	Dallas	Time:	2:36 PM

If you have a problem with or a question about this facsimile, contact:
Name: Cindy Legate **Fax: 972-281-1578** **Phone: 972-281-1218**

Kimberly-Clark Corporation P. O. Box 619100 Dallas, TX 75261-9100

Kimberly-Clark
John W. Wesley
Chief Counsel - Mergers & Acquisitions

January 16, 2004

VIA FACSIMILE

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On November 4, 2003, Kimberly-Clark Corporation (the "Company") received from the Sheet Metal Workers' National Pension Fund, a Company stockholder (the "Proponent"), a proposed shareholder resolution and supporting statement (together, the "Proposal") for inclusion in the proxy materials (the "Proxy Materials") to be distributed in connection with the Company's 2004 Annual Meeting of Stockholders (the "Meeting"). On December 19, 2003, the Company submitted to the staff of the Division of Corporation Finance (the "Staff") a letter requesting that the Staff confirm that it would not recommend any enforcement action against the Company if the Company were to exclude the Proposal for the reasons stated in such letter (the "No-Action Request Letter").

On January 16, 2004, the Company received a letter from the Proponent indicating that the Proponent is withdrawing its request that the Company include the Proposal in the Proxy Materials (the "Withdrawal Letter"). The Withdrawal Letter is attached hereto as Exhibit A. In reliance on the Withdrawal Letter, the Company wishes to withdraw the No-Action Request Letter.

If you have any questions regarding this matter, please contact me at 972-281-1385.

Very truly yours,

John W. Wesley
Chief Counsel – Mergers & Acquisitions

Enclosures

Kimberly-Clark Corporation P.O. Box 619100 Dallas, Texas 75261-9100 (972) 281-1385

cc: Ken Colombo
Sheet Metal Workers' National Pension Fund
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314

Craig Rosenberg
ProxyVote Plus
Two Northfield Plaza
Northfield, IL 60093

SHEET METAL WORKERS' NATIONAL PENSION FUND

1/16/2004

Ronald D. McCray, VP, Associate General Counsel and Secretary
Kimberly-Clark
351 Phelps Drive
Irving, TX 75038

Sent via facsimile to (972) 281-1578, hard copy by mail

Re: Withdrawal of Sheet Metal Workers' National Pension Fund's Shareholder Proposal from Kimberly-Clark's Proxy Statement

Dear Ronald D. McCray:

This is written to inform you that the Sheet Metal Workers' National Pension Fund hereby withdraws the shareholder proposal submitted to your Company, since we recently learned that our proposal conflicts with a management-sponsored proposal to be included in the 2004 proxy materials.

Our Fund, along with other Sheet Metal Workers and other Building Trades' pension funds, are significant shareholders in Kimberly-Clark and committed to its long-term success. We submitted the proposal to address concerns we have over the Company's executive compensation system, but will endeavor to address those concerns through dialogue as well as attendance at the upcoming annual meeting.

You will be receiving a copy of our withdrawal notification to the SEC. Please feel free to contact me at (703) 739-7000 if you have any questions or comments.

Sincerely,

Kenneth Colombo
Corporate Governance Advisor

Cc by fax to: Mr. Craig Rosenberg

601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 739-7856

SHEET METAL WORKERS' NATIONAL PENSION FUND

1/16/2004

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

(Sent via facsimile to (202) 942-9525 and 6 copies via UPS)

Re: Withdrawal of Sheet Metal Workers' National Pension Fund's Shareholder Proposal from Kimberly-Clark's Proxy Statement

Dear Sir or Madam:

This is written to notify you that the Sheet Metal Workers' National Pension Fund hereby withdraws its proposal from inclusion in Kimberly-Clark's proxy statement. We have recently learned that our proposal conflicts with a management-sponsored proposal to be included in the 2004 proxy materials.

Thank you for your attention.

Sincerely,

Kenneth Colombo
Corporate Governance Advisor

Cc by fax to: Ronald D. McCray, VP, Associate General Counsel and Secretary, Kimberly-Clark
Mr. Craig Rosenberg

601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 739-7856

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.